Exhibit 99.1

Dogness Reports Financial Results for Fiscal Year Ended June 30, 2023

Oct. 11, 2023 /PRNewswire/ — Dogness (International) Corporation (“Dogness” or the “Company”) (NASDAQ: DOGZ), a developer and manufacturer of a comprehensive line of Dogness-branded, OEM and private label pet products, today announced its audited financial results for the fiscal year ended June 30, 2023.

Silong Chen, Chairman and Chief Executive Officer of Dogness, commented, “We faced intense competition in the Chinese domestic market, as well as competition from more well-established, better capitalized companies in the United States. In addition, our business operations are and will continue to be negatively affected by post pandemic inflation and ongoing trade disputes between China and the United States, which may result in uncertainties in our export sales and have a significant impact on our financial performance. To mitigate the impacts, we are focusing on developing new customers and markets, as well as developing a new generation of intelligent pet products, such as convenient indoor pet toilets, air purifiers, and other products. We have expanded our sales channels from traditional trading to online shopping channels. At the same time, we are implementing cost-saving measures to improve production efficiency and profit margins.”

“We are committed to enhancing profitability and cash flows by enhancing our brand identity and merchandising capabilities. We also continue to evaluate smaller pet product manufacturers targets in China to expand and integrate the industrial chain to improve operating efficiencies and market share.”

“As we look from a long-term perspective, we believe the above-mentioned strategic initiatives will still help our future sales growth. During fiscal 2023, our products were sold on popular shopping sites and live streaming sales platforms in 32 countries. We hope to enhance our profitability by focusing on operating efficiency and executing our business strategy.”

Financial Results for the Fiscal Year Ended June 30, 2023

Revenues decreased by approximately $9.5 million, or 35.1%, to approximately $17.6 million in fiscal 2023 from approximately $27.1 million in fiscal 2022. The decrease in revenue was primarily attributable to the significant decrease in both domestic and international markets.

Revenue from climbing hooks and other products remained at approximately $1.8 million in fiscal 2023 and 2022. Revenue from traditional pet products decreased by approximately $3.1 million, or 27.4%, from approximately $11.4 million in fiscal 2022, to approximately $8.3 million in fiscal 2023, primarily reflecting a decreased average selling price per unit. Revenue from intelligent pet products decreased by approximately $6.1 million, or 45.1%, from approximately $13.5 million in fiscal 2022 to approximately $7.4 million in fiscal 2023, primarily reflecting a decrease in sales volume average selling price per unit.

Total sales in international markets decreased by approximately $3.3 million or 22.6% to approximately $11.3 million in fiscal 2023, from approximately $14.5 million in fiscal 2022. The decrease in international sales was the result of the soft landing of the world economy post-pandemic, due in part to inflation and interest rate hikes in the United States. Domestic sales decreased by approximately $6.2 million or 49.6% from approximately $12.6 million in fiscal 2022 to approximately $6.3 million in fiscal 2023. The decrease was mainly due to a decrease in customer orders caused by intense competition in the domestic market.

Cost of revenues decreased by approximately $3.0 million, or 17.9%, from approximately $17.0 million in fiscal 2022 to approximately $13.9 million in fiscal 2023. As a percentage of revenues, the cost of revenue increased by approximately 16.6 percentage points, reaching 79.2% in fiscal 2023 from 62.6% in fiscal 2022, due to increases in labor costs and raw materials prices. The decreased cost of revenue was the result of lower sales volume.

Gross profit decreased by approximately $6.5 million or 63.9%, to approximately $3.7 million in fiscal 2023 from approximately $10.1 million in fiscal 2022, primarily attributable to the decreased average selling price of our intelligent pet products. Overall gross profit margin was 20.8%, a decrease of 16.6 percentage points, as compared to 37.4% in fiscal 2022, caused by increased cost of revenue as a percentage of revenues.

Net loss attributable to Dogness was approximately $7.5 million in fiscal 2023, as compared to net income of approximately $3.0 million in fiscal 2022. The net loss was the result of decreased sales and gross profit, as well as increased operating expenses.

About Dogness

Dogness (International) Corporation was founded in 2003 from the belief that dogs and cats are important, well-loved family members. Through its smart products, hygiene products, health and wellness products, and leash products, Dogness’ technology simplifies pet lifestyles and enhances the relationship between pets and pet caregivers. The Company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 200 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors. For more information, please visit: ir.dogness.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding lingering effects of the Covid-19 pandemic on our customers’ businesses and end purchasers’ disposable income, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For investor and media inquiries, please contact:

Wealth Financial Services LLC

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)

DOGNESS (INTERNATIONAL) CORPORATION

STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(All amounts in USD)

	For the Years Ended June 30,
	2023	2022	2021

Revenues - third party customers	$15,884,281	$24,882,618	$23,112,435
Revenues - related parties	1,700,173	2,212,579	1,207,686
Total revenues	17,584,454	27,095,197	24,320,121

Cost of revenues - third party customers	(12,760,852)	(15,654,952)	(14,501,166)
Cost of revenues - related parties	(1,162,314)	(1,301,180)	(663,742)
Total cost of revenues	(13,923,166)	(16,956,132)	(15,164,908)
Gross profit	3,661,288	10,139,065	9,155,213

Operating expenses:
Selling expenses	2,478,163	2,077,174	1,815,771
General and administrative expenses	9,800,714	6,742,687	4,941,036
Research and development expenses	913,078	917,227	540,613
Loss from disposal of property, plan and equipment	15,306	327,921	-
Total operating expenses	13,225,261	10,065,009	7,297,420

(Loss) income from operations	(9,564,973)	74,056	1,857,793

Other income:
Interest expense, net	(330,824)	(370,108)	(264,408)
Foreign exchange transaction gain (loss)	800,403	246,211	(228,260)
Other income, net	112,109	115,016	215,233
Rental income from related parties, net	295,362	173,089	354,968
Gain from disposition of a subsidiary	-	-	5,162
Total other income	877,050	164,208	82,695

(Loss) income before income taxes	(8,686,923)	238,264	1,940,488
Income taxes (benefit) expense	(1,277,449)	(2,777,868)	641,460
Net (loss) income	(7,459,474)	3,016,132	1,299,028
Less: net loss attributable to non-controlling interest	(259,211)	(219,427)	(213,336)
Net (loss) income attributable to Dogness (International) Corporation	(7,200,263)	3,235,559	1,512,364

Other comprehensive (loss) income:
Foreign currency translation (loss) income	(6,204,254)	(3,203,448)	4,879,315
Comprehensive income (loss)	(13,663,728)	(187,316)	6,178,343
Less comprehensive loss attributable to non-controlling interest	(270,210)	(230,583)	(161,701)
Comprehensive (loss) income attributable to Dogness (International) Corporation	$(13,393,581)	$43,267	$6,340,044

Loss earnings per share
Basic	$(0.18)	$0.10	$0.05
Diluted	$(0.18)	$0.10	$0.05

Weighted Average Shares Outstanding
Basic	39,668,780	33,711,659	27,499,367
Diluted	39,668,780	34,013,634	27,554,811

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED BALANCE SHEETS

(All amounts in USD)

	As of June 30,	As of June 30,
	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,483,308	$16,605,872
Short-term investments	-	52,255
Accounts receivable from third-party customers, net	1,492,762	1,649,169
Accounts receivable from related parties	1,272,384	1,094,855
Inventories, net	2,679,275	3,369,885
Due from related parties	87,430	105,403
Prepayments and other current assets	3,748,955	477,237
Advances to supplier - related party	239,729	-
Total current assets	14,003,843	23,354,676

NON-CURRENT ASSETS
Property, plant and equipment, net	61,686,849	68,447,612
Operating lease right-of-use lease assets	17,537,096	4,589,678
Intangible assets, net	1,845,006	2,063,417
Long-term investments in equity investees	1,516,900	1,642,300
Deferred tax assets	1,281,634	699,039
Total non-current assets	83,867,485	77,442,046
TOTAL ASSETS	$97,871,328	$100,796,722

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bank loans	$887,000	$564,000
Current portion of long term bank loans	2,959,918	1,386,160
Accounts payable	895,694	1,033,476
Accounts payable - related parties	-	393,625
Due to related parties	85,843	130,468
Advances from customers	121,687	151,462
Taxes payable	1,015,444	1,557,661
Accrued expenses and other current liabilities	1,026,218	1,083,469
Operating lease liabilities, current	2,326,162	184,700
Total current liabilities	9,317,966	6,485,021

NON-CURRENT LIABILITIES
long term bank loans	1,595,549	4,934,374
Operating lease liabilities, non-current	10,612,508	901,351
Total non-current liabilities	12,208,057	5,835,725
TOTAL LIABILITIES	$21,526,023	$12,320,746

Commitments and Contingencies (Note 10)

EQUITY
Common shares, $0.002 par value, 90,931,000 Class A shares and 19,069,000 Class B shares authorized, 31,055,259 class A shares and 30,205,259 class A shares issued and outstanding as of June 30, 2023 and 2022, respectively. 9,069,000 class B shares and 9,069,000 class B shares issued and outstanding as of June 30, 2023 and 2022, respectively.
Class A Common shares	62,110	60,410
Class B Common shares	18,138	18,138
Additional paid-in capital	85,654,468	84,096,866
Statutory reserve	291,443	291,443
Retained earnings	664,004	7,864,267
Accumulated other comprehensive loss	(10,345,832)	(4,152,577)
Equity attributable to owners of the Company	76,344,331	88,178,547

Non-controlling interest	974	297,429
Total equity	76,345,305	88,475,976

TOTAL LIABILITIES AND EQUITY	$97,871,328	$100,796,722